SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period March 7, 2003 to March 20, 2003

PENGROWTH ENERGY TRUST

(Translation of Registrant’s Name Into English)

  Petro-Canada Center — East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta Canada T2P 3Y6

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☒

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                            )

DOCUMENTS FURNISHED HEREUNDER
SIGNATURES
Revised Notice of Meeting

DOCUMENTS FURNISHED HEREUNDER:

1.	Revised Notice of Annual General and Special Meeting.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

March 20, 2003	By:	“Charles V. Selby”

Name: Charles V. Selby
Title: Corporate Secretary